Exhibit 12
General Electric Company
Ratio of Earnings to Fixed Charges

(Dollars in millions)	Six months ended June 30, 2008 (Unaudited)

General Electric Company and consolidated affiliates
Earnings(a)	$11,973
Plus
Interest and other financial charges included in expense(b)	13,241
One-third of rental expense(c)	332
Adjusted “earnings”	$25,546

Fixed Charges
Interest and other financial charges included in expense(b)	$13,241
Interest capitalized	38
One-third of rental expense(c)	332
Total fixed charges	$13,611

Ratio of earnings to fixed charges	1.88

(a)	Earnings before income taxes, minority interest and discontinued operations.
(b)	Included interest on tax deficiencies.
(c)	Considered to be representative of interest factor in rental expense.